TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

October 11, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson

Re:	TAL Education Group Form 20-F for the Fiscal Year Ended February 28, 2023 Response dated September 15, 2023 File No. 001-34900

Dear Ms. Thompson:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 3, 2023 (the “October 3 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended February 28, 2023 (the “2023 Form 20-F”) of TAL Education Group (the “Company”).

We set forth below our response to the comment contained in the October 3 Comment Letter. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2023 Form 20-F.

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Form 20-F for the Fiscal Year Ended February 28, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1.	We note from your response to comment 3 that all of your “consolidated foreign operating entities that use variable interest entities or similar structures are incorporated or otherwise organized in the PRC.” It appears from disclosures in your Form 20-F that you have at least one subsidiary in Hong Kong. Please confirm our assumption, if true, that your reference to “consolidated foreign operating entities that use variable interest entities or similar structures [and that] are incorporated or otherwise organized in the PRC” includes any subsidiaries organized or incorporated in Hong Kong. Otherwise, please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

The Company respectfully advises the Staff that the reference in the Company’s prior response to comment 3 to “consolidated foreign operating entities that use variable interest entities or similar structures” does not include its subsidiaries in Hong Kong. The Company supplementally submits that, in addition to its consolidated foreign operating entities that use variable interest entities or similar structures and are incorporated or otherwise organized in the PRC (which, as defined in the 2023 Form 20-F, excludes Taiwan, Hong Kong and Macau only in the context of describing PRC laws, regulations and other legal or tax matters therein), the Company also has subsidiaries that are incorporated or otherwise organized in foreign jurisdictions outside the United States, including the PRC, Hong Kong, Singapore, and the United Kingdom. To the best of the Company’s knowledge, no governmental entities in any such foreign jurisdictions in which the Company has consolidated operating entities owns any shares in the Company or any of its consolidated foreign operating entities.

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Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,
TAL Education Group

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:             Yi Gao

Simpson Thacher & Bartlett

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